The Prudential Series Fund

655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 5, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Timothy Worthington and Mr. Jeff Long

Re:	Registration Statement of The Prudential Series Fund on Form N-14: File Nos. 333-268182 and 811-03623

Good afternoon:

On behalf of The Prudential Series Fund (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on November 28, 2022 and December 1, 2022. The Staff’s comments relate to the Registrant’s Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on November 4, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meeting of beneficial shareholders of the AST Prudential Flexible Multi-Strategy Portfolio (the Prudential Portfolio) and the AST T. Rowe Price Diversified Real Growth (the T. Rowe Price Portfolio), each a series of the Advanced Series Trust, scheduled to be held on January 24, 2023.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Acquiring Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.	Comment: In the Q&A, please include a statement as to the consequences if the vote fails.

Response: The Registrant has added the requested disclosure.

2.

Comment: In Question 6 of the Prospectus/Proxy Statement, please elaborate or delete the sentence that states, “[a]dditionally, the Manager believes the Reorganization will allow each Target Portfolio to more effectively pursue its strategy.”

Response:  The Registrant has reviewed and deleted the statement.

3.

Comment:

In Question 6 of the Prospectus/Proxy Statement, the Registrant states that “[i]t is expected that approximately 0.4% of the Prudential Portfolio’s holdings and approximately 22.7% oof the T. Rowe Price Portfolio’s holdings will be retained and transferred in kind to the Acquiring Portfolio in connection with the Reorganization.” Please clarify that shareholders will bear the costs of disposing of the remaining investments or, in the alternative, please note that the trade commissions referred to in Question 8 Response cover the repositioning of the securities not being transferred in kind.

Response: The Registrant confirms that the trade commissions referred to in Question 8 Response cover the repositioning of the securities not being transferred in kind. The Registrant has reviewed the disclosure and has added a cross referenced to the Response in Question 8.

4.	Comment: In Question 16 of the Prospectus/Proxy Statement, please clarify whether the free transfer will count against the free transfer limit that may be in some of the contracts.

Response: The Registrant has reviewed the disclosure and has modified the disclosure to state that such transfer will not count towards a contract owner’s allotted transfers.

5.

Comment:  Please consider moving the paragraph that addresses that the Target Portfolio and the Acquiring Portfolio serve as underlying mutual funds for variable annuity contracts and variable life insurance policies issued by life insurance companies.

Response: The Registrant has reviewed the disclosure and respectfully declines to move the referenced disclosure.

6.	Comment: Please clarify supplementally explain what principal investment strategy in the Acquiring Portfolio and Combined Portfolio results in the need to add Liquidity and Valuation Risk disclosure.

Response:  The Registrant has reviewed the risk disclosure and has removed the reference to “Liquidity and Valuation Risk.”

7.	Comment: In the “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios” for each Target Portfolio, please highlight the difference in strategies in the Comparison.

Response: The Registrant has reviewed the disclosure and respectfully declines to make additional modifications to the disclosure as the Registrant has highlighted the similarities in the strategies as well as provides full strategy disclosure for each of the Target Portfolios and the Acquiring Portfolio.

8.	Comment: Please confirm if the Board unanimously approved the Reorganization. If the Board did not unanimously approve the Reorganization, please explain why the Board did not unanimously approve.

Response:  The Registrant has reviewed the disclosure and respectfully submits that the current disclosure is sufficient to meet the applicable requirements of Form N-14. Additionally, the Registrant respectfully submits that there is no requirement in Form N-14 or Form N-1A that requires the requested disclosure.

9.

Comment: Please consider adding additional disclosure in order to explain what the positive consequences are for “improved economies of scale.” For example, is it intended to capture reduced overheard or breakpoints?

Response: The Registrant considered various factors that contribute to the overall benefit of the Combined Portfolio, including management fee breakpoints. The Registrant has reviewed the disclosure and respectfully declines to make additional modifications to the disclosure.

10.	Comment: As it pertains to the Lipper Categories, please add quartile information for each of the Target Portfolios when discussing the quartile information for the Acquiring Portfolio.

Response:  The Registrant has reviewed the disclosure and respectfully declines to make additional modifications as the Registrant believes that the current disclosure in the Prospectus/Proxy Statement provides the relevant information for each of the Target Portfolios and the Acquiring Portfolio.

11.	Comment: In the Principal Investment Strategies of the Combined Portfolio, the Registrant notes “equity related securities” and provide applicable risk disclosure.

Response:  The Registrant has reviewed the disclosure and respectfully submits that equity related securities are sufficiently covered by the existing disclosures.  Further, the corresponding equity risk disclosure is also provided. The Registrant submits that it will review the Acquiring Portfolio’s principal risk disclosures, including with respect to incorporating disclosure specifically pertaining to equity related securities, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A.

12.	Comment: Please confirm if the index tracking risk is applicable given the Acquiring Portfolio is not an index managed portfolio.

Response:  The Registrant has removed the Index Tracking Risk.

13.

Comment:  In the Principal Investment Strategies section of the Prospectus/Proxy Statement pertaining to the disclosure for the Acquiring Portfolio and the Combined Portfolio, please consider removing references to “generally managed under an actively managed, disciplined and adaptive strategy.”

Response: The Registrant has removed the disclosure.

14.	Comment: Please consider modifying the layout of the strategy for the Prudential Portfolio given the table within the column creates a narrow column to review.

Response:  The Registrant has modified the layout.

15.	Comment: Please include corresponding risk disclosure for money market instruments.

Response:  The Registrant has reviewed the risk disclosure and respectfully submits that money market instruments are sufficiently covered by the existing disclosures. The Registrant submits that it will review the Acquiring Portfolio’s principal risk disclosures, including with respect to incorporating disclosure specifically pertaining to money market funds/instruments, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A.

16.	Comment: The Acquiring Portfolio currently does not note “Asset Allocation Risk” as a principal risk. Please confirm this is appropriate.

Response: The Registrant reviewed the disclosure and has modified the Acquiring Portfolio to include Asset Allocation Risk.

17.

Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.  Disclosure should not be generic risks associated with each derivative type.

Response: The Registrant submits that the existing disclosure addresses the strategies that Portfolio expects to use.  Further, the principal investment strategy section of the Statutory Prospectus provides additional details on derivatives and the principal risk disclosure in the statutory Prospectus provides more detailed information about the risks associated with investments in derivatives.  As such, the Registrant respectfully submits no additional disclosure is needed. The Registrant respectfully submits that it plans on reviewing and updating the current disclosures pertaining to derivatives in the Prospectus as part of the 2023 annual update, including with respect to the Portfolio’s Derivatives Risk Management Program and how derivatives risk is managed.

18.	Comment: The Acquiring Portfolio currently does not note “Market Capitalization Risk” as a principal risk. Please confirm this is appropriate.

Response: The Registrant reviewed the disclosure and has modified the Acquiring Portfolio to include Market Capitalization Risk.

19.	Comment: The Acquiring Portfolio currently does not note “Real Estate Risk” as a principal risk. Please confirm this is appropriate.

Response: The Registrant reviewed the disclosure and has modified the Acquiring Portfolio to include Real Estate Risk.

20.	Comment: In the Performance of Target Portfolio section, please add disclosure that explains what is meant by “Blended Index.”

Response: The Registrant has revised the disclosure.

21.	Comment: In the “Voting Information” section, please include disclosure on who the Manager uses to solicit such votes and who will pay for those costs.

Response: The Registrant has added the requested disclosure.

Accounting Comments:

22.

Comment: In Question 6, the Registrant notes that is expected that that approximately 0.4% of the Prudential Portfolio’s holdings and approximately 22.7% oof the T. Rowe Price Portfolio’s holdings will be retained and transferred in kind to the Acquiring Portfolio in connection with the Reorganization. Please supplementally explain whether the 77% being repositioned in light of forced sales due to investment restrictions of the Acquiring Portfolio or, in the alternative, being sold due to portfolio manager decisions by the Acquiring Portfolio. Consistent with Regulation S-X 6-11(d)(2), the Staff notes that the Proxy/Information Statement must include Schedule of Investments if the repositioning is due to forced sales due to investment restrictions of the Acquiring Portfolio.

Response: The Registrant confirms that the repositioning prior to the Reorganization is due to portfolio management decisions by the subadviser to the Acquiring Portfolio.

23.

Comment: As it pertains to the Annual Portfolio Operating Expenses for the Reorganization of the Prudential Portfolio, please supplementally explain why the Total Annual Portfolio Operating Expenses after Fee Waiver and/or Expense Reimbursement for the Prudential Portfolio is 1.19% and not 1.15%.

Response:  The Fee Waiver and/or Expense Reimbursement of 1.15% waives affiliated fund fees and expense as part of the reimbursement.  However, unaffiliated fund fees and expenses are not included.  As such, the resulting increase of 0.04% is due to unaffiliated fund fees and expenses.

24.	Comment: Please update the capitalization tables to a date that is within 30 days of the filing.

Response: The Registrant has updated the capitalization table to reflect data as of November 30, 2022.

*        *        *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez Assistant Secretary
Advanced Series Trust

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